George M. Silfen Partner T 212.715.9522 F 212.715.8422 gsilfen@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

August 21, 2019

VIA EDGAR

Elena Stojic, Attorney Adviser
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fiera Capital U.S. Equity Long-Term Quality Fund (the “Fund”),
a series of Fiera Capital Series Trust (the “Trust”)
Registration Statement on Form N-1A File No. 333-215049

Dear Ms. Stojic,

Set forth below are the above-referenced Fund’s responses to the Staff’s comments received telephonically on August 9, 2019, relating to the Fund’s registration statement on Form N-1A (the “Registration Statement”), filed on June 27, 2019.

The Fund’s responses to the comments are set forth below.  For ease of reference, each comment is set forth in bold font and followed by the corresponding response.  Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.  Appendix A shows various key disclosure changes addressing the comments that would be reflected in the Fund’s amended Registration Statement.

General Comments

Please provide the ticker symbols for each share class prior to the final filing for review.

See Appendix A.

Please provide the completed Fee Table and Expense Example prior to the final filing for review.

See Appendix A.

KRAMER LEVIN NAFTALIS & FRANKEL LLP	NEW YORK | SILICON VALLEY | PARIS

Elena Stojic, Attorney Adviser August 21, 2019
Please confirm the Expense Limitation Agreement will be filed as an exhibit to the final filing for review.

Confirmed.

Fee Table (p. 1)

Footnote 2: “[T]he Adviser may recoup amounts waived or reimbursed for a period not to exceed three years from the time in which they were waived or reimbursed.” Please specify that the Adviser may recoup amounts waived or reimbursed for up to 3 years from the month in which they were waived or reimbursed.

The requested revision has been made.

Principal Investment Strategies (pp. 2-3)

Please rewrite the second sentence of the first paragraph in more plain English, particularly with respect to the use of the defined term “ROIC” and the phrase “with the ability to redeploy incremental capital at elevated levels of ROIC.”

The requested revision has been made.

Please confirm supplementally that, for purposes of measuring adherence to the at least 80% equity investment test, the Fund intends to calculate convertible securities debt using the time of investment method (i.e., the value of the instrument as if it were converted at the time of investment).

Confirmed.

Please consider making Item 4 “Principal Investment Strategies” disclosure more of a summary of Item 9 “Principal Investment Strategies” disclosure.

The requested revision has been made.

Principal Investment Risks (pp. 3-4)

Please confirm supplementally that the Fund does not intend to invest in contingent convertible securities.

The Fund does not intend to invest in contingent convertible securities.

Elena Stojic, Attorney Adviser August 21, 2019
Please clarify how the “Focused Portfolio Risk” factor is different than the “Non-Diversified Fund Risk” factor or remove the “Focused Portfolio Risk” factor.

The requested revision has been made.

Please re-order risks in order of significance/relevance to Fund.

The requested revision has been made.

Additional Risk Factors (pp. 8-10)

Please consider moving non-principal investment risks to the SAI.

We considered the comment.

Investments in Other Investment Companies Risk: Please confirm that acquired fund fees and expenses will not amount to 1 basis point or more.

Confirmed.

Adviser Performance Information (p. 11)

Please confirm supplementally that the Composite includes all substantially similar accounts managed by the Adviser.

Confirmed. Please see the fifth sentence of the first paragraph: (The Other Investment Accounts represent all of the funds and accounts similarly managed by Fiera.)

Appendix A – Adviser Performance Information (p. A-1)

Please revise the second sentence of the third paragraph to read: The returns shown for the Composite reflect the actual (i.e., net) fees and expenses incurred (including any sales loads) by the Other Investment Accounts.

The second sentence of the third paragraph has been revised to read: The returns shown for the Composite reflect the gross performance of the Other Investment Accounts reduced by the fees and estimated expenses applicable to Investor Class Shares of the Fund.  Please see Appendix A.

Elena Stojic, Attorney Adviser August 21, 2019
Please clarify the “certain minor differences” between the investment policies of the Fund and the Other Investment Accounts.

The requested revision has been made.

Prior Performance (pp. A-2 to A-3)

Please confirm supplementally that the Fund has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

Confirmed.

Confirm supplementally that the standardized SEC method was used to calculate the prior performance.

Confirmed.

Please explain supplementally which No Action Letter you are relying upon to show prior performance.

The Fund is relying on Nicholas Applegate Mutual Funds (pub. avail. Feb. 7, 1997).

Please confirm that the composite performance will reflect sales loads, if any.

The Registration Statement has been revised to reflect that returns shown for the Composite reflect the gross performance of the Other Investment Accounts reduced by the fees and estimated expenses applicable to Investor Class Shares of the Fund.  Please see Appendix A.

Please provide the completed average annual total returns table.

See Appendix A.

Please explain supplementally the statement “Performance results for the Composite are actual results reflecting the returns of the Other Investment Accounts as a whole (rather than the returns of a particular investor)…”

Elena Stojic, Attorney Adviser August 21, 2019
The Registration Statement has been revised to reflect that performance results for the Composite reflect the gross performance of the Other Investment Accounts reduced by the fees and estimated expenses applicable to Investor Class Shares of the Fund. Please see Appendix A.

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The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Sincerely,

/s/ George M. Silfen

George M. Silfen